[VOC Letterhead]
Via EDGAR and Federal Express
April 13, 2011

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VOC Energy Trust VOC Brazos Energy Partners, L.P. Amendment No. 2 to Registration Statement on Form S-1 Filed March 23, 2011 File No. 333-171474
Ladies and Gentlemen:
     Set forth below are the responses of VOC Energy Trust, a Delaware statutory trust, and VOC Brazos Energy Partners, L.P., a Texas limited partnership (collectively, the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2011, with respect to the Company’s Registration Statement on Form S-1, File No. 333-171474, initially filed with the Commission on December 30, 2010 (as amended, the “Registration Statement”), and Amendment No. 2 thereto (the “Amendment No. 2”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 that are marked to show all changes made since the filing of Amendment No. 2.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references in each response to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.
Amendment No. 2 to Registration Statement on Form S-1
General
     1. You still have yet to file ten of the exhibits listed in the revised exhibit list at page II-2. As we indicated in our prior letters to you, you will need to allow yourself sufficient time to respond to any resulting staff comments once you file all omitted exhibits.

Securities and Exchange Commission
April 13, 2011

     Response:
     We acknowledge the Staff’s comment and have filed the following exhibits: Form of Amended and Restated Trust Agreement, Opinion of Morris James LLP, Opinion of Vinson & Elkins L.L.P., Form of Term Net Profits Interest Conveyance, Form of Administrative Services Agreement, Form of Registration Rights Agreement. Additionally, all required consents have been filed with Amendment No. 3. Please see exhibits 3.5, 5.1, 8.1, 10.3, 10.4, 10.5, 23.1, 23.2, 23.3 and 23.4.
Prospectus Summary, page 1
2. We note the disclosure you added at pages 46-47 in response to our prior comment 4 from our letter to you dated March 4, 2011. If you do not revise the cover page to address the numerous instances when MV Oil failed to make cash distributions at the estimated levels, further revise the summary discussion to identify explicitly each of the pertinent periods when the failures occurred. Also retain a cross reference to the more detailed disclosure elsewhere regarding the causes for the identified MV Oil prior performance shortcomings. Please ensure that your cross references, such as the cross reference at page 9 to your Risk Factors section, include correct page numbers.
     Response:
     We acknowledge the Staff’s comment and have revised the summary discussion to identify explicitly each of the pertinent periods when MV Oil failed to make cash distributions at the estimated levels and have retained the cross reference to the more detailed disclosure. Please see pages 8 and 9.
Pro Forma Distributable Income of the Trust, page 15
3. We note your pro forma distributable income of the trust presented here and on page 51 is derived from the pro forma combined financial data of the underlying properties (page 14), which is prepared on the accrual basis of accounting. Given that the distributable income of the trust is determined on the modified cash basis of accounting, please tell us in detail, with a view towards disclosure, why you consider the excess of revenues over direct operating expenses, derived from accrual GAAP financial data, the most suitable basis for your pro forma presentation of distributable net income under the assumption that the formation transactions occurred on January 1, 2010. Alternatively, please revise to present on the basis on which cash distributions would have been determined.
     Response:
     We acknowledge the Staff’s comment and acknowledge that distributable income of the trust will be determined on a modified cash basis. However, we do not have a cash flow statement for the Underlying Properties. If we were required to derive the pro forma distributable income of the trust from a statement of cash flows, we would not be able to present this pro forma financial information. We believe

Securities and Exchange Commission
April 13, 2011

that this disclosure is meaningful, since it provides investors with a general indication of the amount of cash available for distribution by the trust for the year ended December 31, 2010 had the formation transactions described above actually occurred on January 1, 2010. Furthermore, the only difference in the accrual accounting as compared to the modified cash basis of accounting is the timing of receipt of income attributable to sale of production. We will provide prominent disclosure to make the reader aware the accounting treatment in the projections is not the same as the accounting treatment the trust will use following the initial public offering. We have provided footnote disclosure clarifying that the distributions which would have been paid for the year ended December 31, 2010 would have been for the eleven months ended November 30, 2010 due to the difference in timing of receipt of income attributable to the sale of production. As a result, the pro forma distributable income per trust unit for the twelve months ended December 31, 2010 would have been $1.43. Please see pages 15 and 53.
Engineering Comments
4. We have considered your response to our previous comment nine but do not agree. We believe that the fact that approximately 87% of the estimated ultimate recovery has already been extracted from the producing wells on the Underlying Properties is material information that warrants disclosure in the Risk Factor section. Please revise accordingly.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure on page 28 to include the statement that over approximately 87% of the estimated oil recovery has already been extracted from the producing wells located on the Underlying Properties.
5. Regarding your response to our previous comment 15, we believe you should disclose the reason your realized gas price in Texas is over twice the typical twelve month un-weighted arithmetic average of the first day of the month gas price and the volume of the NGLs that you sold that contributed to the positive price adjustment for natural gas.
     Response:
      We acknowledge the Staff’s comment and have revised our disclosure to explain why the Texas realized gas price is over twice the typical twelve month un-weighted arithmetic average of the first day of the month gas price and to include the volume of NGLs sold that contributed to the positive price adjustment for natural gas. Please see page 77.
Risk Factors, page 22
Prices of Oil and Natural Gas Fluctuate, page 22
6. Please revise your disclosure regarding natural gas prices to state that the price of natural gas declined from $13 per MMBTU in mid-2008 to $2.40 per MMBTU in August 2009 to approximately $4 per MMBTU in March 2011.

Securities and Exchange Commission
April 13, 2011

     Response:
     We acknowledge the Staff’s comment and have revised the disclosure on page 23 to state that the price of natural gas declined from $13 per MMBTU in mid-2008 to $2.40 per MMBTU in August 2009 to approximately $4 per MMBTU in March 2011.
* * * * *
The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Comment Letter.
The Company acknowledges the following in connection with responding to the Staff’s comments:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 3 to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, VOC BRAZOS ENERGY PARTNERS, L.P. By: Vess Texas Partners, LLC, its General Partner By: Vess Holding Corporation, its Manager
By:	/s/ J. Michael Vess
	Name:	J. Michael Vess
	Title:	Designated Representative

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P. W. Matthew Strock, Vinson & Elkins L.L.P. Joshua Davidson, Baker Botts L.L.P.